FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                            Report of Foreign Issuer
           For the period of February 06, 2007 to April 02, 2007

                                  VERNALIS PLC

                                  Oakdene Court
                                613 Reading Road
                                    Winnersh
                                   Wokingham
                               Berkshire RG41 5UA


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






Enclosures:

1.  News release dated 12 March, 2007 announcing Preliminary Results
2.  News release dated 12 March, 2007 announcing Frova(R) in France
3.  News release dated 16 March, 2007 announcing PDUFA date for Frova(R) SNDA
4.  News release dated 22 March, 2007 announcing Holding(s) in Company

12 March 2007

      Vernalis plc: Announcement of Preliminary Results for the year ended
                                31 December 2006
                      - A Year of Progress for Vernalis -

WINNERSH, U.K., 12 March, 2007 -- Vernalis plc (LSE: VER, Nasdaq: VNLS) today announces its preliminary results for the year ended 31 December 2006.

In 2006 Vernalis made significant progress in advancing its drug candidates, establishing its US commercial operations and re-launching Apokyn(R). As a result of these investments, the company expects significant news flow in 2007 from four clinical programmes as well as increased revenues of its two marketed products, Apokyn(R) and Frova(R).

2006 Highlights

Financial

   - Revenues increased to GBP16.3 million (2005: GBP14.1 million)
   - Net loss before exceptional charges increased to GBP30.7 million (2005:
     GBP26.4 million). Total net loss increased to GBP42.4 million
     (2005: GBP32.8 million)
   - Utilisation of cash resources, excluding equity financing, reduced to GBP31.0 million (2005: GBP34.0 million)
   - Cash resources of GBP37.6 million (2005: GBP68.3 million)

Operational

   - Establishment of US commercial operations
   - Re-launch of Apokyn(R) (apomorphine hydrochloride injection)

Pipeline

   - Frova(R) (frovatriptan succinate tablets) Supplemental New Drug Application (sNDA) for short-term prevention of menstrual migraine (MM) accepted for review by the US Food and Drug Administration (FDA) on 20th September 2006
   - Started Phase II proof of principle study of V3381(Neuropathic pain)
   - Started comparator pharmacokinetic study of V1512 (Parkinson's disease)
   - Started Phase I studies of V24343 in mildly obese volunteers (Obesity)
   - Completed manufacture of Phase III material for V10153 (Ischaemic stroke)
   - Successful completion of Phase II study of V1003 (Acute post-operative pain)

Research

   - Strong research capability that has delivered two compounds into development
        o  V24343 (CB1 antagonist for obesity) entered Phase I - see above
        o Hsp90 (oncology) being developed with Novartis, is expected to enter Phase I in mid-2007

2007 News Flow

   - PDUFA date Frova(R) MM 19th May 07
   - V10153 Phase II data Mid 07
   - V3381 Phase II data Mid 07
   - V24343 Phase I data Mid 07
   - Hsp90 Initiate Phase I Mid 07
   - V1512 Initiate Phase III Mid 07

Simon Sturge, CEO of Vernalis, commented:

"2006 was a year of significant investment, both in our US sales and marketing operation, and in progressing our clinical portfolio. In the US we launched a number of new marketing initiatives for Apokyn(R) which are now gaining traction. We eagerly await the potential label expansion of Frova(R) for menstrual migraine and expect to see the benefit from our investment in the development portfolio with a number of programmes finishing clinical trials in the middle of the year."

                                    - ends -

Vernalis' CEO Simon Sturge and CFO Tony Weir will discuss the company's 2006 results at an analyst/investor presentation and conference call today at 9:30 a.m. GMT.

The conference call may be accessed by dialling: International dial in +44 (0) 1452 542 300, UK Free Phone 0800 953 1444 - Conference ID 2341055. A replay facility will be available for 7 days following the call by dialling:
International dial in +44 (0) 1452 550 000, UK Free Phone 0800 953 1533 - Replay access number 2341055#. There will also be a live webcast which can be accessed by visiting the Investor section of the Company's website, www.vernalis.com. Following the webcast, an archived version of the call will be available at the same address.

Enquiries:
Vernalis plc                                            +44 (0) 118 977 3133
Simon Sturge, Chief Executive Officer
Tony Weir, Chief Financial Officer
Julia Wilson, Head of Corporate Communications

Brunswick Group                                         +44 (0) 20 7404 5959
Jon Coles
Justine McIlroy

Lazar Partners Ltd
Gregory Gin                                             212-867-1762


Notes to Editors

About Vernalis

Vernalis is a speciality bio-pharmaceutical company focused on products marketed to specialist neurologists. The company has two marketed products, Frova(R) and Apokyn(R), and a development pipeline focused on central nervous system disorders. The company has eight products in registration/clinical development and collaborations with leading, global pharmaceutical companies including Novartis, Biogen Idec and Serono. Vernalis has established a US commercial operation to promote Apokyn(R) and co-promote Frova(R) alongside its North American licensing partner, Endo Pharmaceuticals, progressing the company towards its goal of becoming a sustainable, self-funding, R&D-driven, speciality bio-pharmaceutical company. For further information about Vernalis, please visit: www.vernalis.com


+-------+-----------+-----+-----+-----+------------+------+------------+
|Product|Indication |Phase|Phase|Phase|            |      |Marketing   |
|       |           |     |     |     |            |      |Rights      |
|       |           |  I  | II  | III |Registration|Market|            |
|       |           |     |     |     |            |      |            |
|       |           |     |     |     |            |      |            |
+-------+-----------+-----+-----+-----+------------+------+------------+
|Apokyn |Parkinson's|     |     |     |            |  x   |North       |
|(R)    |Disease    |     |     |     |            |      |America     |
|       |           |     |     |     |            |      |            |
+-------+-----------+-----+-----+-----+------------+------+------------+
|Frova  |Migraine   |     |     |     |            |  x   |US          |
|(R)    |           |     |     |     |            |      |milestones &|
|       |           |     |     |     |            |      |royalties - |
|       |           |     |     |     |            |      |Endo        |
|       |           |     |     |     |            |      |(EU -       |
|       |           |     |     |     |            |      |royalties)  |
+-------+-----------+-----+-----+-----+------------+------+------------+
|Frova  |Menstrual  |     |     |     |     x      |      |US          |
|(R)    |Migraine   |     |     |     |            |      |milestones &|
|       |Prevention |     |     |     |            |      |royalties - |
|       |           |     |     |     |            |      |Endo        |
|       |           |     |     |     |            |      |(EU -       |
|       |           |     |     |     |            |      |royalties)  |
+-------+-----------+-----+-----+-----+------------+------+------------+
|V1512  |Parkinson's|     |  x  |     |            |      |Worldwide   |
|       |Disease    |     |     |     |            |      |(excl.      |
|       |           |     |     |     |            |      |Italy)      |
+-------+-----------+-----+-----+-----+------------+------+------------+
|V10153 |Ischaemic  |     |  x  |     |            |      |Worldwide   |
|       |stroke     |     |     |     |            |      |            |
+-------+-----------+-----+-----+-----+------------+------+------------+
|V1003  |Acute Pain |     |  x  |     |            |      |US Profit   |
|       |           |     |     |     |            |      |share Option|
|       |           |     |     |     |            |      |Reckitt     |
|       |           |     |     |     |            |      |Benckiser   |
+-------+-----------+-----+-----+-----+------------+------+------------+
|V3381  |Neuropathic|     |  x  |     |            |      |Worldwide   |
|       |Pain       |     |     |     |            |      |            |
+-------+-----------+-----+-----+-----+------------+------+------------+
|V2006  |Parkinson's|  x  |     |     |            |      |US          |
|       |Disease    |     |     |     |            |      |Co-promotion|
|       |           |     |     |     |            |      |Biogen Idec |
+-------+-----------+-----+-----+-----+------------+------+------------+
|MMPI   |Multiple   |  x  |     |     |            |      |Royalties - |
|       |Sclerosis  |     |     |     |            |      |Serono      |
+-------+-----------+-----+-----+-----+------------+------+------------+
|V24343 |Obesity    |  x  |     |     |            |      |Worldwide   |
+-------+-----------+-----+-----+-----+------------+------+------------+


Vernalis Forward-Looking Statement

This news release may contain forward-looking statements that reflect the Company's current expectations regarding future events including the clinical development and regulatory approval of the Company's products, the Company's ability to find partners for the development and commercialisation of its products, as well as the Company's future capital raising activities. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including the success of the Company's research strategies, the applicability of the discoveries made therein, the successful and timely completion of clinical studies, the uncertainties related to the regulatory process, the ability of the Company to identify and agree beneficial terms with suitable partners for the commercialisation and/or development of its products, as well as the achievement of expected synergies from such transactions, the acceptance of Frova(R) and Apokyn(R) and other products by consumers and medical professionals, the successful integration of completed mergers and acquisitions and achievement of expected synergies from such transactions, and the ability of the Company to identify and consummate suitable strategic and business combination transactions.


1. Strategy and operational review

Vernalis' strategic goal is to become a sustainable, self-funding, R&D driven speciality bio-pharmaceutical company primarily focused on drugs for the treatment of Central Nervous System (CNS) disorders. In February of last year Vernalis established a commercial operation in North America focused on specialist neurologists that markets Apokyn(R) and co-promotes Frova(R) alongside its partner Endo. Vernalis has a strong research capability that expects to add one novel pre-clinical candidate every 18 months. Vernalis intends to continue to market products to specialist neurologists in North America, and to enter into out-licensing or co-promotion agreements for products in other territories or marketed to different physician groups.


Marketed Products

Apokyn(R) - Advanced Parkinson's Disease

Apokyn(R) is the only acute, intermittent therapy available in the U.S. for the treatment of "off" episodes (re-emergence of Parkinson's disease symptoms) associated with advanced Parkinson's disease. It is used as an adjunct to other Parkinson's disease medications and is administered, as needed, by means of an injector pen to treat periods of poor mobility in people with advanced disease.

In April 2004, Apokyn(R) received FDA approval with Orphan Drug designation to treat advanced Parkinson's disease patients in the U.S. who experience the severe "on/off" motor fluctuations that are unresponsive to other oral Parkinson's disease therapies. Approximately 112,000 patients with Parkinson's disease experience such "off" episodes despite optimal oral Parkinson's disease therapy. Apokyn(R) was launched in the U.S. in July 2004 and Vernalis acquired the North American commercial rights from Mylan in November 2005.

Mylan stopped promoting Apokyn(R) in July 2005. When Vernalis re-launched this promotion-sensitive product in February 2006, new prescriptions had diminished to almost zero. Apokyn(R) is sensitive to promotion due to the need to clarify appropriate patient candidates and to assist physicians and their staff with the Apokyn(R) initiation and titration process. Proper initiation and titration is important to ensure that each patient is individually titrated to their optimal dose and to help minimise the risk of first dose side effects.

Gross sales for Apokyn(R) for the full year 2006 amount to $5.6 million of which $3.3 million were reported in the second half. The revenues were marginally below previously announced guidance of around $6 million predominantly as a consequence of an under-reporting of patients who had discontinued treatment during the period prior to acquisition by Vernalis. This reporting deficit was identified in mid-2006 and a true picture of the patient population was established in the second half of 2006. The primary reason for the high discontinuation rate was that a number of patients were originally titrated to a sub-optimal dose and were therefore not receiving the full clinical benefit from Apokyn(R). The resulting lower drug usage also reduced revenues. Also, the introduction of a sampling programme for new patient initiations, while key for establishing patients on an appropriate dose regime, has had the short-term impact of delaying initiation prescriptions.

During H2 2006, Vernalis established several marketing initiatives to make physicians and patients aware of the benefits of Apokyn(R) at optimal dosing levels and help reduce the barriers that prevent patients from starting to use the product. These efforts include a comprehensive support programme (The APOKYN
(R) Circle of CareTM) which includes a nurse call centre, home healthcare visits and a pilot clinical liaison programme where nurses assist both physicians and patients through the whole treatment cycle. These initiatives are expected to become fully effective about 6-months after their introduction and hence improve prescription levels during 2007.

Vernalis' U.S. sales efforts and new marketing initiatives have already resulted in a significant turnaround in both new prescriptions and increased dose levels, which reinforces our confidence in the potential of Apokyn(R) and the Company expects gross sales in the range of $9 million to $10 million in 2007.

Apokyn(R) is indicated for the acute, intermittent treatment of hypomobility or "off" episodes associated with advanced Parkinson's disease. It is used as an adjunct to other Parkinson's disease medications. Apokyn(R) is associated with severe nausea and vomiting and should be given with a concomitant antiemetic (trimethobenzamide).


Frova(R) - Acute Migraine

Frova(R) is a selective 5-HT1B/1D receptor agonist approved as an acute oral treatment for migraine headache and its associated symptoms. Frova(R) belongs to the triptan class of drugs and is distinguished from other triptans by its exceptionally long half-life. Frova(R) is also being developed for the short term prevention of menstrual migraine (MM) (see below).

Vernalis has licensed North American rights for Frova(R) to Endo Pharmaceuticals
(Endo) which reported U.S. net sales of the product of $40.6 million for 2006 ($38.1 million in 2005). Vernalis is co-promoting Frova(R) in the U.S. with Endo under an arrangement that started in February 2006. Vernalis received a fixed payment of $15 million from Endo in September 2006 and from 1 January 2007 Vernalis' return is a variable royalty, at an initial rate of 20 per cent should the label be expanded for the intermittent, short-term prevention of MM.

In Europe, frovatriptan is marketed in 13 countries by Menarini. The drug was approved throughout the then 15 member states of the European Union via the mutual recognition procedure (MRP) in January 2002. In 2006, Menarini launched frovatriptan in Slovakia, Finland, Czech Republic, Slovenia, Portugal, Switzerland and all seven Central American countries. Menarini received approval for the drug in Turkey, with a launch planned in 1Q 2007, and also applied for marketing authorisation in Russia, with approval expected 1H 2007. Importantly, Menarini received reimbursement and pricing approval for frovatriptan in France and plan to launch in 1Q 2007. Vernalis revenues for 2006 from Menarini amounted to GBP3.6 million (GBP3.0 million in 2005).

Frova(R) is approved for the treatment of migraines in adults. The most common adverse events include dizziness, fatigue, paresthesia, flushing, and headache.

Development Portfolio

Pain Franchise

Frova(R) - Prevention of Menstrual Migraine (MM)

Vernalis has completed a series of studies aimed at obtaining approval for Frova
(R) for the intermittent, short-term prevention of MM and Vernalis' partner, Endo, filed a Supplemental New Drug Application (sNDA) in the US with the FDA in July 2006. The FDA has accepted this submission and has informed us that it will provide its response by 19 May 2007 (the PDUFA date) which is ten months after the sNDA submission date. If this application is successful a $40 million milestone is due to Vernalis from Endo, though Endo reserves the right to pay $20 million in cash and retain the remaining $20 million as partial payment due on its outstanding loan to Vernalis.

The Frova(R) sNDA is supported by data from four clinical studies (two double-blind, placebo-controlled efficacy studies, an open-label safety study and a pharmacokinetic study). The results from three of these studies were reported in prior years, with the positive results from the second efficacy study, the last of the four studies, being reported in May 2006.

In 2H 2007, Vernalis' European partner, Menarini, plans to submit an application to extend the current indication to include prevention of menstrual migraine throughout Europe under the mutual recognition procedure with France acting as the reference member state. If successful it would lead to an extension of the existing indication for acute treatment in 25 EU countries.


V3381 - Neuropathic Pain

V3381 is a novel drug candidate that was licensed from Chiesi Farmaceutici (Chiesi) which is being developed as a treatment for neuropathic pain. It has a dual mechanism of action (an NMDA antagonist and an MAO-A inhibitor) which gives it the potential to modulate pain at both central and peripheral sites.

In August 2006 Vernalis started a Phase IIa trial of V3381 in patients with neuropathic pain resulting from long-standing diabetes. The randomised, double-blind, placebo-controlled crossover study is designed to assess safety, pharmacokinetics and preliminary efficacy of repeat dosing of V3381, with efficacy being assessed on a numerical point pain rating scale recorded using daily diaries. The trial, which is being conducted in the U.S. and Canada, will include approximately 30 patients and is planned to complete in mid-2007.

V1003 - Post-Operative Pain

In March 2006, Vernalis completed a Phase IIa study of V1003 for the management of post-operative pain. The study achieved its primary end point of pain relief over the period of eight hours from drug administration. Despite this initial positive efficacy result, there is uncertainty surrounding the future development of V1003 as Vernalis and its partner, Reckitt Benckiser, continue to discuss the most appropriate path forwards for nasal delivery of buprenorphine.

Vernalis has two other pre-clinical programmes based on the proprietary intranasal formulation for the delivery of buprenorphine in partnership with Reckitt Benckiser; V1004 for the treatment of chronic pain and V1005 for the treatment of opiate addiction.


Neurology Franchise

V10153 - Ischaemic Stroke

V10153 is a novel thrombolytic protein which is being developed for the treatment of acute ischaemic stroke. Ischaemic stroke is the most common type of stroke, accounting for over 80 per cent of all strokes and occurs when a blood clot forms and blocks blood flow in an artery supplying blood to a part of the brain (as distinct from a haemorrhagic stroke which is caused by bleeding). Current therapeutic options for stroke sufferers are severely limited since the only current approved therapy, recombinant tissue plasminogen activator (rtPA), must be administered within the first three hours after a stroke has occurred.

In late 2005 Vernalis started a multi-centre Phase II clinical study of V10153 to determine whether this novel thrombolytic can safely benefit patients who have recently experienced an acute ischaemic stroke if administered up to nine hours after the stroke has occurred. The study is designed to identify a safe and potentially efficacious dose of V10153 and is targeted to complete patient enrolment in 1H 2007 with data being reported in mid-2007.

Vernalis has contracted the process development, scale-up and cGMP manufacturing of V10153 to Diosynth Biotechnology. Diosynth has now completed drug substance manufacturing of V10153 for use in the Phase III stroke trials.


V1512 - Parkinson's Disease

V1512 combines Levodopa (L-dopa) methylester, an enhanced soluble form of L-dopa, with Carbidopa that was licensed from Chiesi. V1512 is fully soluble in water and is presented in a patented, effervescent formulation as a potential novel treatment for Parkinson's disease. L-dopa has been the cornerstone of Parkinson's disease treatment for four decades; however, after many years of treatment it may become less effective, and other problems such as motor complications and unwanted movements, known as dyskinesias, can emerge. There is evidence that some of these problems, such as a delay in the onset of effect of some L-dopa doses during the day, may be due to erratic absorption of the drug into the bloodstream caused by impaired functioning of the stomach and small intestine. Normal gut motility, called peristalsis, is essential for passage of food and solid dose form drugs (tablets and capsules) through the stomach to the parts of the intestine where absorption into the bloodstream takes place. V1512, being fully soluble in water, is administered in liquid form and therefore would be less susceptible to impaired gut motility as it could quickly pass through to the small intestine assisted only by gravity.

In November 2006, Vernalis started a bridging study to evaluate the pharmacokinetics and efficacy of V1512 in patients with Parkinson's disease comparing the plasma profiles of the drug following repeated doses, with those of Sinemet(R), the most widely-prescribed form of L-dopa and Carbidopa combination in the US. Regulatory submissions will be targeted for North America and Europe. It is intended to submit to the FDA for a Special Protocol Assessment (SPA) prior to starting the Phase III programme in mid-2007. Under
Section 119(a) of the US FDA Modernization Act the SPA process allows a protocol to be adequately assessed by the FDA in terms of study size and design in order to determine whether the study design is adequate to form the basis of an efficacy claim in the proposed indication. A written agreement on the protocol, which occurs before the study commences, becomes part of the administrative record.


V2006 - Parkinson's Disease

V2006 is an adenosine A2A receptor antagonist in development as a novel treatment for Parkinson's disease. A2A receptor antagonists act indirectly on dopaminergic systems and may possess advantages over conventional dopaminergic therapies.

Vernalis has completed a suite of Phase I trials and its partner, Biogen Idec, will start patient dosing in a Phase II trial of V2006 imminently. Vernalis received a milestone payment of $3 million at the end of 2006 in recognition of the start of the Phase II programme. Vernalis has an option to co-promote products arising out of this collaboration in the U.S.


Apomorphine - Parkinson's Disease

In November 2005, Vernalis entered into a collaboration with Britannia Pharmaceuticals Limited (Britannia) to explore the development of new formulations of apomorphine for the U.S. market. Vernalis has rights to Britannia's technology to develop a continuous sub-cutaneous infusion of apomorphine and rights to negotiate terms for a nasal powder formulation of apomorphine, which is currently in clinical development in Europe.


Other Programmes

V24343 - Obesity

In December 2006 Vernalis started a Phase I trial of V24343, a cannabinoid type 1 receptor (CB1) antagonist, as a potential treatment for obesity, type II diabetes and related disorders. CB1 receptors are widely expressed both in peripheral tissues involved in lipid and glucose metabolism and in the brain regions controlling appetite. Blockade of these receptors by selective CB1 receptor antagonists is thought to cause weight loss and help attenuate risk factors for obesity related disorders such as cardiovascular disease and type II diabetes. The efficacy of CB1 receptor antagonists in the treatment of obesity, type II diabetes and associated disorders has been clinically demonstrated in recent trials of the Sanofi Aventis product, Rimonabant.

The Phase I double-blind, randomised, placebo-controlled study in overweight and mildly obese volunteers is being conducted in two parts; a single ascending dose followed by a multiple ascending doses and is expected to complete in mid-2007. The primary objectives of the Phase I programme are to evaluate the safety, tolerability and pharmacokinetics of single and multiple doses of V24343. Overweight and mildly obese subjects are being recruited into the trial to ensure that the evaluation of V24343 is carried out in a clinically relevant population.


Hsp90 inhibitors - Oncology

Inhibition of Hsp90 is believed to have significant potential in the treatment of a broad range of cancers. Vernalis has a research collaboration with Novartis utilising Vernalis' structure-based design technology to identify potent and specific inhibitors of this novel drug target for use against various cancers. The two companies are conducting a joint research programme under which Novartis provides research funding to Vernalis for an initial three-year period from August 2004. In addition, Novartis is responsible for funding and conducting the development of product candidates as well as for commercialisation.

In December 2006, Vernalis announced that Novartis had selected a second clinical development candidate; an oral follow on to an intra-venous (IV) compound, triggering a milestone payment of $1.5 million to Vernalis. Novartis expects to start a Phase I clinical trial with the IV compound in mid-2007.


Research

Vernalis has a strong research capability focused on the discovery of drug development candidates to treat CNS diseases and cancer. The current therapeutic focus in CNS is pain and Parkinson's disease, where, for the latter, both symptomatic and disease modifying strategies are being pursued. Emphasis is placed on drug targets for which there is both strong evidence of therapeutic relevance and which are amenable to the Company's drug candidate discovery technology. Where appropriate, Vernalis seeks collaborations in this area, an example of which is its adenosine A2A receptor antagonist programme partnered with Biogen Idec. In cancer the emphasis is on targets that are capable of having pleiotropic effects on cancer cells i.e. single targets that can modulate the action of multiple growth promoting pathways used by cancer cells. With this approach it is hoped to produce effective treatments by preventing a tumour being able to survive by using a different complementary growth pathway. This pleiotropic approach to targets is illustrated by the Company's Hsp90 programme partnered with Novartis.

Vernalis uses and develops structure-based drug discovery methods for its programmes in order to increase the quality and discovery rate of drug candidate compounds. The Company's approach is to generate as much 3-dimensional protein-molecule structural information as possible in the hit identification phase using virtual screening, a distinctive fragment (small parts of molecules) based discovery process, and molecular modelling. In turn, this structural information is used to design novel hit compounds, often combining key interaction features from a number of fragments and compounds together. These hits are then optimised using structure-guided medicinal chemistry. Drug candidate compounds emerging from this discovery process in both therapeutic areas are regularly reviewed and considered for partnering or internal development.



2. Financial Review

Income Statement

Revenue was GBP16.3 million (2005: GBP14.1 million) and comprised GBP2.6 million (2005: GBP0.5 million) in respect of Apokyn(R), GBP3.9 million (2005: GBP3.0 million) in respect of Frova(R), GBP9.8 million (2005: GBP10.0 million) in respect of revenues recognised under collaboration and similar agreements and other revenue of GBP0.1 million (2005: GBP0.2 million).

The rights to Apokyn(R) were acquired from Mylan in November 2005. Revenues for 2006 amounted to gross sales of $5.6 million less provisions of $0.8 million for potential returns, rebates and allowances.

The Frova(R) revenues comprised GBP3.6 million (2005: GBP3.0 million) from Europe where the product is promoted by Menarini, and the release of a provision of GBP0.3 million (2005: GBPnil) relating to North American returns and rebates in respect of the period prior to the licensing agreement with Endo. During 2006, an anniversary payment of $15 million was received from Endo, part of which is accounted for within collaboration income. The variable royalty on North American sales of Frova(R) commenced on 1 January 2007.

Revenues from collaborations and similar agreements included GBP3.2 million (2005: GBP3.2 million) in respect of Frova(R), including recognition of a proportion of the $15 million anniversary payment from Endo that was received in September 2006. In addition, GBP1.5 million (2005: GBPNil) was recognised following initiation of the BIIB014 (formerly V2006) Phase II programme by Biogen Idec and consequent payment of $3 million to Vernalis. Other collaboration income amounted to GBP5.1 million (2005: GBP7.2 million) and related to the release of deferred income of previously received initial payments from Biogen Idec and Novartis and the funding from Endo in respect of the US co-promotion of Frova(R).

Cost of sales increased to GBP6.8 million (2005: GBP5.0 million). This comprised GBP0.5 million (2005: GBP0.1 million) in respect of Apokyn(R), reflecting product costs and royalties payable to Britannia, GBP1.2 million (2005: GBP1.2 million) in respect of European sales of Frova(R) and GBP5.1 million (2005:
GBP3.7 million) of other charges, principally amortisation of the acquisition costs of Frova(R) and Apokyn(R) incurred in prior years.

Other income of GBP0.6 million (2005: GBPnil) results from compensation received for damaged inventory of Frova(R).

Research and development expenditure increased to GBP38.9 million (2005: GBP26.5 million). The 2006 expenditure includes an impairment charge of GBP9.8 million in respect of V1003. The valuation of V1003 has been reduced to zero due to the uncertainty surrounding its future development. Excluding this amount, research and development expenditure increased to GBP29.1 million (2005: GBP26.5 million) and comprised GBP17.5 million (2005: GBP17.3 million) on internally-funded R&D and GBP11.6 million (2005: GBP9.2 million) on external costs associated with development of the product portfolio. The increase in external costs is due to investment across the broader portfolio, particularly V1512 and V3381, and manufacture of Phase III material for V10153; this was offset by reduced costs, compared with 2005, on the clinical development of Frova(R) for the short-term prevention of MM.

Sales and marketing expenditure increased to GBP9.0 million (2005: GBP1.6 million) reflecting the launch of Apokyn(R) in February 2006 and the full operation of the US commercial business.

General and administrative expenditure was GBP12.2 million (2005: GBP14.4 million) and comprised goodwill impairment of GBP0.7 million (2005: GBP6.4 million), vacant lease provisions of GBP1.2 million (2005: GBPNil) and other expenditure of GBP10.3 million (2005: GBP8.0 million). The increase in other expenditure was due to the overhead costs of operating in the USA and Canada (GBP2.1 million), and increases in professional fees (GBP0.6 million).


The operating loss before exceptional items was GBP38.3 million (2005: GBP26.9 million). The total operating loss for the year was GBP50.0 million (2005:
GBP33.3 million).

Interest receivable and similar income increased to GBP8.1 million (2005: GBP4.4 million). Bank interest was GBP2.3 million (2005: GBP2.0 million) with the increase due to both slightly higher average cash balances during the year and slightly higher interest rates. Exchange gains increased to GBP5.7 million (2005: GBP1.8 million) and relates principally to the retranslation of the dollar-dominated loan from Endo (GBP3.9 million) and retranslation of the dollar-dominated contingent deferred consideration that may become due pursuant to the acquisition of Cita (GBP1.4 million). These amounts arise due to the strengthening of sterling from $1.72 at the beginning of the year to $1.96 at the end of the year. The exchange gains and losses are not matched under hedge accounting because, in the case of the loan from Endo, it is expected to be repaid out of future dollar receipts from Endo and, in the case of the contingent deferred consideration, it is not certain when or what amount will be due. In 2005 an implicit interest receipt of GBP0.5 million was recorded relating to the fair value accounting for the $15 million anniversary payment from Endo in September 2006.

Interest payable and similar charges reduced to GBP3.6 million (2005: GBP5.5 million). The reduction was due to lower exchange losses of GBP1.3 million (2005: GBP3.7 million). The principal exchange loss recorded in 2005 related to the loan from Endo and occurred due to the weakening of sterling against the dollar in 2005. Loan interest was unchanged at GBP1.5 million. Charges relating to the fair value accounting for deferred obligations increased to GBP0.8 million (2005: GBP0.3 million).

The tax credit of GBP3.1 million (2005: GBP1.6 million) represents amounts that are expected to be received in the UK and Canada under current legislation on research and development tax credits for small and medium sized companies.

The loss for the year ended 31 December 2006 before exceptional items was GBP30.7 million (2005: GBP26.4 million). The increase is due to higher sales and marketing costs resulting from the acquisition of Apokyn(R) and establishment of the US commercial organisation. The total loss for the year was GBP42.4 million (2005: GBP32.8 million).


Balance Sheet

Non current assets decreased to GBP71.6 million (2005: GBP91.7 million). The principal factor was the reduction of intangible assets to GBP66.4 million (2005: GBP84.3 million). This reduction resulted from the regular amortisation charge of GBP4.7 million, the impairment in respect of V1003 of GBP9.8 million and an exchange adjustment on Canadian intangibles of GBP3.4 million. In addition, goodwill reduced to GBP3.4 million (2005: GBP4.9 million) as a result of adjustment to the price paid to acquire Cita relating to the tax credits receivable and the likely timing of the satisfaction of the contingent deferred consideration.

Current assets reduced to GBP50.8 million (2005: GBP93.1 million). Trade and other receivables decreased to GBP12.3 million (2005: GBP24.0 million). Trade receivables increased to GBP3.1 million (2005: GBP2.3 million) due principally to the amounts due in respect of sales of Apokyn(R). Research and development tax credits receivable increased to GBP5.0 million (2005: GBP4.0 million) due to the higher claim in the year, principally in respect of the Canadian operations. Other receivables decreased to GBP0.6 million (2005: GBP13.0 million). The 2005 balance included the second anniversary payment of GBP8.7 million from Endo, received in September 2006, and the unwinding of GBP3.6 million in respect of tax-assisted finance arrangements entered into by Cita prior to its acquisition by Vernalis. In addition prepayments and accrued income decreased to GBP3.0 million (2005: GBP4.2 million). Cash resources, comprising held to maturity financial assets of GBP16.1 million (2005: GBP28.1 million) and cash and cash equivalents of GBP21.5 million (2005: GBP40.2 million), decreased to GBP37.6 million (2005: GBP68.3 million). The reasons for the decreases are explained in the cash flow section below.

Non-current liabilities reduced to GBP47.8 million (2005: GBP69.6 million). The reduction is principally due to the classification of GBP14.9 million in respect of the Endo loan within current liabilities. For the purpose of classification of creditors, it is assumed that Frova(R) will be approved by the FDA for the short-term prevention of MM during 2007. This event would trigger a payment of $40 million from Endo to Vernalis. Endo has the right to withhold 50 per cent of this payment, together with 50 per cent of any royalty payments, and use them to reduce the balance outstanding on the loan. In addition, following recognition of another year's deferred revenue in the income statement, GBP4.5 million of deferred income has been transferred from non-current to current liabilities.

Current liabilities increased to GBP36.8 million (2005: GBP32.3 million) with the increase due to the reclassification of GBP14.9 million in respect of the Endo loan within current liabilities. This was offset by a reduction of GBP2.6 million in trade creditors and accruals, due principally to unpaid transaction costs in 2005, a reduction of GBP3.6 million in respect of the Cita tax-assisted financing referred to above and a reduction of GBP1.2 million to the deferred consideration that could become payable pursuant to the acquisition of Cita. In addition provisions reduced by GBP2.8 million due to the occupancy of part of the premises at Granta Park by Pfizer and the resolution of rebates and returns in respect of Frova(R).


Cash Flow

Cash resources, comprising held to maturity financial assets and cash and cash equivalents decreased to GBP37.6 million (2005: GBP68.3 million). The decrease in cash resources was GBP30.7 million (2005: GBP34.0 million) which comprises GBP31.9 million (2005: GBP15.8 million) utilised in the operations of the business offset by GBP1.6 million generated from investing activities (2005: utilisation of GBP18.7 million) and GBP0.6 million of exchange losses (2005:
GBP0.5 million gains). The increase in the amount utilised in the operations of this business is consistent with the expenditure analysis above and principally relates to the additional costs of the US and Canadian operations, sales and marketing support for Apokyn (R) and investment in the broader portfolio of development candidates. The amount generated from investments is principally interest received on financial assets and cash deposits. In 2005 the amount used in investing activities arose due to the acquisition of Apokyn(R) from Mylan for $23 million, a payment of GBP2.8 million to GSK in respect of the royalty buy-out for Frova(R) and GBP3.1 million of costs associated with business combinations during 2005.


Outlook for 2007

The potential approval of Frova(R) for the short-term prevention of MM is the most significant factor affecting the financial position of the Company. The FDA has indicated it will provide its response to the Company's sNDA submission by 19 May 2007 (PDUFA date). If this application is successful a $40 million milestone is due to Vernalis from Endo, though Endo reserves the right to pay $20 million in cash and retain the remaining $20 million as partial payment due on its outstanding loan to Vernalis.

Vernalis' variable royalty on Frova(R) sales in North America commenced on 1 January 2007. 2007 Apokyn(R) revenues are expected to increase to between $9 million to $10 million. There is also the potential to generate income from new collaborative arrangements for V10153, V3381 and V24343 if the ongoing trials with these products, all of which are expected to complete in the summer, are positive.

External development costs are expected to be similar to 2006 with the largest element of expenditure being the Phase III programmes with V1512. This Phase III programme is expected to start in the second half of the year, after the FDA has responded on the Frova(R) sNDA. Internal R&D costs and general costs are expected to be at similar levels to 2006 and it is anticipated there will be a small increase to sales and marketing costs reflecting a full year's charge in respect of infrastructure established in 2006.


Unaudited Consolidated Income Statement
For the year ended 31 December 2006

                       Note     Year ended 31 December 2006          Year ended 31 December 2005
                            Pre-Exceptional Exceptional    TOTAL Pre-Exceptional Exceptional  TOTAL
                                      Items       Items                    Items       Items
                                               (Note 3)                             (Note 3)
                                     GBP000      GBP000   GBP000          GBP000      GBP000   GBP000

_____________________________________________________________________________________________________
Revenue                   2          16,327           -   16,327          14,131           -   14,131
Cost of sales                       (6,799)           -  (6,799)         (4,991)           -  (4,991)
Other income                            621           -      621               -           -        -
Research and development
expenditure                        (29,105)     (9,781) (38,886)        (26,491)           - (26,491)
Selling and marketing               (9,036)              (9,036)         (1,601)           -  (1,601)
General and
administrative expenses            (10,275)     (1,943) (12,218)         (7,993)     (6,400) (14,393)
_____________________________________________________________________________________________________
Operating loss                     (38,267)    (11,724) (49,991)        (26,945)     (6,400) (33,345)
Interest receivable and
similar income            4           8,132           -    8,132           4,403           -    4,403
Interest payable and
similar charges           4         (3,642)           -  (3,642)         (5,490)           -  (5,490)
_____________________________________________________________________________________________________
Loss on ordinary
activities before
taxation                           (33,777)    (11,724) (45,501)        (28,032)     (6,400) (34,432)
_____________________________________________________________________________________________________
Tax credit on loss on
ordinary activities                   3,070           -    3,070           1,584           -    1,584
_____________________________________________________________________________________________________
Loss for the year                  (30,707)    (11,724) (42,431)        (26,448)     (6,400) (32,848)
_____________________________________________________________________________________________________
Loss per share (basic and 5
diluted)                             (9.8)p      (3.8)p  (13.6)p         (13.1)p      (3.2)p (16.3)p
_____________________________________________________________________________________________________


Unaudited Balance Sheet
As at 31 December 2006

                                           Note         2006        2005
                                                      GBP000      GBP000
_________________________________________________________________________
Assets
Property, plant and equipment                          1,689       1,910
Intangible assets                            6        69,795      89,196
Available-for-sale financial assets                      135         601
_________________________________________________________________________
Non-current assets                                    71,619      91,707
Inventories                                              927         752
Trade and other receivables                  7        12,322      24,013
Held-to-maturity financial assets                     16,087      28,052
Cash and cash equivalents                             21,469      40,243
_________________________________________________________________________
Current assets                                        50,805      93,060
_________________________________________________________________________
Total assets                                         122,424     184,767
_________________________________________________________________________

Liabilities
Borrowings                                   8      (13,806)    (30,938)
Other non-current liabilities                9       (6,564)     (7,412)
Deferred income                                     (21,937)    (26,457)
Provisions                                           (5,540)     (4,780)
_________________________________________________________________________
Non-current liabilities                             (47,847)    (69,587)

Borrowings                                   8      (15,074)        (33)
Trade and other liabilities                  9      (15,305)    (22,971)
Deferred income                                      (5,012)     (5,147)
Provisions                                           (1,373)     (4,169)
_________________________________________________________________________
Current liabilities                                 (36,764)    (32,320)
_________________________________________________________________________
Total liabilities                                   (84,611)   (101,907)
_________________________________________________________________________
Net assets                                            37,813      82,860
_________________________________________________________________________
Shareholders' equity
Share capital                                         47,372      47,280
Share premium                                        369,633    369,324*
Other reserves                                       177,941    180,958*
Retained deficit                                   (557,133)   (514,702)
_________________________________________________________________________
Total shareholders' equity                            37,813      82,860
_________________________________________________________________________

* Restated - see Note 1.


Unaudited Statements of changes in shareholders' equity

                                   Share    Share    Other  Retained    Total
                                 capital  premium reserves   deficit
Group                             GBP000   GBP000   GBP000    GBP000   GBP000
______________________________________________________________________________
Balance at 1 January 2005         39,492  305,842  154,417 (481,854)   17,897
Revaluation of assets available
for sale                               -        -     (79)         -     (79)
Exchange loss on translation of
overseas subsidiaries                  -        -     (31)         -     (31)
______________________________________________________________________________
Net income recognised directly
in equity                              -        -    (110)         -    (110)
Loss for the year                      -        -        -  (32,848) (32,848)
______________________________________________________________________________
Total recognised income and
expense for the period                 -        -    (110)  (32,848) (32,958)
Issue of equity share capital      7,788   91,903        -         -   99,691
Reclassification of share
premium to other reserve               - (24,400)   24,400         -
Expenses on issue of share
capital                                -  (4,021)        -         -  (4,021)
Shares to be issued                    -        -    1,034         -    1,034
Equity share options charge            -        -    1,217         -    1,217
______________________________________________________________________________
Balance at 31 December 2005       47,280  369,324  180,958 (514,702)   82,860
Revaluation of assets available
for sale                               -        -    (382)         -    (382)
Exchange loss on translation of
overseas subsidiaries                  -        -  (3,789)         -  (3,789)
______________________________________________________________________________
Net income recognised directly
in equity                              -        -  (4,171)         -  (4,171)
Loss for the year                      -        -           (42,431) (42,431)
______________________________________________________________________________
Total recognised income and
expense for the period                 -        -  (4,171)  (42,431) (46,602)
Issue of equity share capital         92        -     (92)         -        -
Refunded expenses on issue of
share capital                          -      309        -         -      309
Equity share options charge            -        -    1,246         -    1,246
______________________________________________________________________________
Balance at 31 December 2006       47,372  369,633  177,941 (557,133)   37,813
______________________________________________________________________________


Unaudited cash flow statements
For the year ended 31 December 2006
                                                        2006        2005
                                                      GBP000      GBP000
Cash flows from operating activities
Loss for the period                                 (42,431)    (32,848)
Taxation                                             (3,070)     (1,584)
Depreciation                                           1,318         921
Loss on disposal of tangible fixed assets                  3          12
Adjustments to/amounts written off goodwill              747       6,371
Amortisation, impairment and disposal of
intangible fixed assets                               14,543       3,983
Charged to Provision                                   1,293           -
Loss on sale of available for sale asset                  22           -
Option charge                                          1,246       1,217
Interest receivable                                  (8,132)     (4,403)
Interest payable                                       3,642       5,490
Exchange loss/(gain)                                      41           -
_________________________________________________________________________
                                                    (30,778)    (20,841)
Changes in working capital
Increase in inventories                                (175)       (703)
Decrease in receivables                               11,969       7,914
Decrease in liabilities                              (6,590)       (133)
Decrease in provisions                               (3,678)     (1,807)
Decrease in deferred income                          (4,655)     (4,529)
_________________________________________________________________________
Cash used in operations                             (33,907)    (20,099)
Taxation received                                      2,073       4,284
Taxation paid                                           (28)           -
Interest paid                                           (50)         (8)
_________________________________________________________________________
Net cash used in operating activities               (31,912)    (15,823)
Cash flows from investing activities
Purchase of Property, plant and equipment              (351)       (589)
Acquisition of subsidiary undertakings net of
cash acquired                                              -     (3,104)
Purchase of intangible fixed assets                        -    (16,570)
Purchase of investment in subsidiary
undertakings                                           (395)           -
Sale of available for sale asset                          62           -
Interest received                                      1,002         710
Interest received on financial assets
held-to-maturity                                       1,276         898
_________________________________________________________________________
Net cash generated from/(used in) investing
activities                                             1,594    (18,655)
Cash flows from financing activities
Movement in held-to-maturity financial assets         11,965    (13,052)
Issue of shares                                            -      72,958
Share issue refunds (costs)                              309     (3,996)
Capital element of finance lease payments              (140)        (23)
_________________________________________________________________________
Net cash generated from financing activities          12,134      55,887

Foreign exchange on cash and cash equivalents
(loss)/gain                                            (590)         511
_________________________________________________________________________
Movements in cash and cash equivalents in the
period                                              (18,774)      21,920
Cash and cash equivalents at the beginning of
the period                                            40,243      18,323
_________________________________________________________________________
Cash and cash equivalents at the end of the
period                                                21,469      40,243
_________________________________________________________________________



Notes to the unaudited financial statements
For the year ended 31 December 2006

1. Basis of preparation

The financial information has been prepared in accordance with International Financial Reporting Standards as adopted for use in the European Union. In preparing this financial information management has used the principal accounting policies as set out in the Group's annual financial statements for the year ended 31 December 2005 to which no material changes are required.

The financial information for the year ended 31 December 2006 has not been audited and does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. The financial information for the year ended 31 December 2005 has been extracted from the Company's accounts for the year ended 31 December 2005, which have been delivered to the Registrar of Companies; the report of the auditors on these accounts was unqualified and did not contain a statement under Section 237 (2) or (3) of the Companies Act 1985. Certain comparative figures as at 31 December 2005 have been reclassified to be consistent with the presentation of financial information for the year ended 31 December 2006.

In 2005 the Group acquired Cita NeuroPharmaceuticals Inc. and Ionix Pharmaceuticals Limited. Both acquisitions included consideration satisfied by the issue of equity shares in the Group, in exchange for 100 per cent of the equity share capital of the acquired companies. These shares qualified for merger relief (s131) under the Companies Act, and any premium is required to be credited to a merger reserve. This was credited to the share premium reserve in the 2005 financial statements. Accordingly, the comparative figures as at 31 December 2005 for share premium and other reserves have been restated.

The potential approval of Frova(R) for the short-term prevention of MM is the most significant factor affecting the financial position of the Company. The FDA has indicated a PDUFA date of 19 May 2007 for the application and approval will trigger a milestone from Endo of $40 million which Endo has reserved the right to pay half in cash and half as partial repayment of its outstanding loan to Vernalis. If Frova(R) is not approved for the short-term prevention of MM, or if any issues cannot be readily resolved, Vernalis will be required to review its operations and cost base including potentially delaying the start of clinical programmes. The extent of these actions will depend upon the success of any mitigating factors including, in particular, whether revenue can be generated from new collaborations. These financial statements have been prepared on a going concern basis as the Directors believe that, even if the Frova(R) approval is not achieved; there are a range of actions that could be taken to ensure that the business continues to operate for the foreseeable future.


2. Revenue

The revenue analysis in the table below is based on the country of registration of the fee-paying party.

                                                        2006        2005
                                                      GBP000      GBP000
________________________________________________________________________
United Kingdom                                            63       2,178
Rest of Europe                                         3,598       3,622
North America                                         12,624       8,317
Rest of the world                                         42          14
________________________________________________________________________
                                                      16,327      14,131
________________________________________________________________________

An analysis of revenue by category is set out in the table below:

                                                        2006        2005
                                                      GBP000      GBP000
________________________________________________________________________
Product Sales                                          7,739       3,602
Royalties                                                 91         110
Collaborative                                          8,497      10,419
________________________________________________________________________
                                                      16,327      14,131
________________________________________________________________________



3. Exceptional Items

Exceptional items represent significant items of income and expense which due to their nature or the expected infrequency of the events giving rise to them, are presented separately on the face of the income statement to give a better understanding to shareholders of the elements of financial performance in the year, so as to facilitate comparison with prior periods and to better assess trends in financial performance. Exceptional items include, but are not limited to, impairments of goodwill and intangible assets, and provisions for vacant leases.

                                                       2006         2005
                                                     GBP000       GBP000
________________________________________________________________________

Intangibles impairment                                9,781            -
Goodwill adjustment/impairment                          747        6,371
Provision for vacant leases                           1,196           29
________________________________________________________________________

                                                     11,724        6,400



4. Finance credit/(charge) (net)
                                                       2006         2005
                                                     GBP000       GBP000
________________________________________________________________________

Interest receivable and similar income
Interest on cash, cash equivalents and
held-to-maturity assets                               2,327        1,997
Exchange gains on cash (previously disclosed
under administrative expenses)                            -          511
Exchange gains on other payable                         347            -
Exchange gains on long-term loan                      3,911            -
Exchange gains on other receivable                        -        1,320
Exchange gains on contingent deferred
consideration                                         1,446            -
Unwinding of discount on other receivable                74          531
Other interest                                           27           44
________________________________________________________________________

                                                      8,132        4,403
________________________________________________________________________

Interest payable and similar charges
Loans repayable wholly or partly within five
years                                                 1,546        1,489
Finance leases                                           50            4
Exchange loss on cash                                   590            -
Exchange loss on other receivable                       701            -
Exchange loss on long-term loan                           -        2,987
Exchange loss on other payable                            -          429
Exchange loss on deferred consideration                   -          257
Unwinding of discount on contingent deferred
consideration on purchase of intangible assets          514            -
Unwinding of discount on royalty buy-out from
GSK                                                      67           94
Unwinding of discount on provision                      174          226
Other interest payable                                    -            4
________________________________________________________________________

                                                      3,642        5,490
________________________________________________________________________

Net finance credit/(charge)                           4,490      (1,087)
________________________________________________________________________


Exchange gains on cash have been re-classified from administrative expenses to interest receivable in order to provide a fairer presentation


5. Loss per share

Basic loss per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year.

For diluted loss per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. Since the Group is loss-making there is no such dilutive impact.

                                                         2006         2005
__________________________________________________________________________

Attributable loss before exceptional items
(GBP'000)                                              (30,707)     (26,448)
__________________________________________________________________________

Exceptional Items (GBP'000)                            (11,724)      (6,400)
__________________________________________________________________________

Attributable loss (GBP000)                             (42,431)     (32,848)
__________________________________________________________________________

Weighted average number of shares in issue (000)      312,229      202,174
__________________________________________________________________________

Loss per ordinary share before exceptional items       (9.8)p      (13.1)p
__________________________________________________________________________

Exceptional Items                                      (3.8)p       (3.2)p
__________________________________________________________________________

Loss per ordinary share (basic and diluted)           (13.6)p      (16.3)p
__________________________________________________________________________


All potential ordinary shares including options and deferred shares are anti-dilutive.


6. Intangible assets

                                   Goodwill     Intangible     Intangible    Total
                                             assets in use assets not yet
                                                                   in use
                                     GBP000         GBP000         GBP000   GBP000

__________________________________________________________________________________

Cost
At 1 January 2006                    20,431         50,400         42,425  113,256
Disposals                           (8,269)              -              -  (8,269)
Adjustments                         (1,211)              -              -  (1,211)
Exchange                              (248)              -        (3,399)  (3,647)
__________________________________________________________________________________

At 31 December 2006                  10,703         50,400         39,026  100,129
__________________________________________________________________________________

Aggregate amortisation
At 1 January 2006                    15,580          8,480              -   24,060
Impairment                                -              -          9,781    9,781
Amortisation charge in the
period                                    -          4,762              -    4,762
Disposals                           (8,269)              -              -  (8,269)
__________________________________________________________________________________

At 31 December 2006                   7,311         13,242          9,781   30,334
__________________________________________________________________________________

Net book value at 31 December
2006                                  3,392         37,158         29,245   69,795
__________________________________________________________________________________


                                   Goodwill     Intangible     Intangible    Total
                                             Assets in use Assets not yet
                                                                   in use
                                     GBP000         GBP000         GBP000   GBP000
__________________________________________________________________________________

Cost
At 1 January 2005                    17,223         37,408            600   55,231
Additions through business
combinations                          3,208              -         41,327   44,535
Additions separately acquired             -         12,992            798   13,790
Disposals                                 -              -          (300)    (300)
__________________________________________________________________________________

At 31 December 2005                  20,431         50,400         42,425  113,256
__________________________________________________________________________________

Aggregate amortisation
At 1 January 2005                     9,209          4,797              -   14,006
Impairment                            6,371              -              -    6,371
Amortisation charge in the
period                                    -          3,683              -    3,683
__________________________________________________________________________________

At 31 December 2005                  15,580          8,480              -   24,060
__________________________________________________________________________________

Net book value at 31 December
2005                                  4,851         41,920         42,425   89,196
__________________________________________________________________________________


Opening value of intangibles

Intangible assets in use at 1 January 2006 represent the capitalisation of payments conditionally due to GlaxoSmithKline (GSK) agreed in December 2000 to buy out royalties due to GSK on sales of Frova(R), and the consideration paid to Elan in respect of the re-acquisition of the North American rights to Frova(R) in May 2004 and the capitalisation of payments for Apokyn(R) in 2005.


Goodwill at 1 January 2006 arose from the acquisitions of RiboTargets Holdings plc of GBPnil in 2003 (fully impaired during 2005), Cerebrus Pharmaceuticals Ltd. of GBP1,643,000 in 1999, Ionix Pharmaceuticals Limited of GBP926,000 and Cita NeuroPharmaceuticals Inc of GBP2,282,000


Impairment of Intangibles

V1003 Post Operative pain - In March 2006, Vernalis completed a Phase IIa study of V1003, a novel proprietary intranasal formulation of buprenorphine for the management of post-operative pain. The study achieved its primary end point of pain relief over the period of eight hours from drug administration. Reckitt Benckiser has not yet identified the most appropriate indication for the future development of the nasal delivery of buprenorphine.

Due to the uncertainty, and likelihood of this product being further developed by Reckitt Benckiser, the Group has fully impaired the carrying value of this asset. This results in a charge to the income statement of GBP9,781,000.


Adjustments to Cita goodwill

During 2005, the Group recognised deferred tax assets on Research and Development tax credits that had previously not been recognised on the acquisition of Cita. In accordance with IAS 12, Income taxes, when deferred tax assets have not been recognised on acquisition and are subsequently recognised, both goodwill and deferred tax assets are adjusted with corresponding entries to operating expenses and taxation in the income statement. Therefore a deferred tax credit has been included within taxation in the income statement, and a charge of GBP747,000 has been recorded in operating expenses.

Following a review of the deferred contingent consideration payable to the original Cita shareholders, an adjustment of GBP464,000 has been made to the value of goodwill. The adjustments relates to the timing of future contingent payments, which are discounted at 12%.

In accordance with IAS21, goodwill and other fair value that is created in relation to the acquisition of a foreign subsidiary is maintain in the functional currency of that subsidiary. During the year, the Group had an exchange loss of GBP248,000 on goodwill relating to the acquisition of Cita.

Disposal - Following the impairment of the Goodwill relating to Ribotargets Holdings plc in 2005 the group has disposed of the rights to the V140 programme.

Net Book value of Intangible Assets

Assets in Use                                          GBP000 Useful Life
_________________________________________________________________________

Frova(R)                                               25,682     to 2014
Apokyn(R)                                              11,476     to 2015
_________________________________________________________________________

Total assets in use                                    37,158
_________________________________________________________________________

Assets not in Use                                      GBP000 Useful Life
_________________________________________________________________________

V3381                                                  14,351  Not in Use
V1512                                                  13,796  Not in Use
Other                                                   1,098  Not in Use
_________________________________________________________________________

Total Assets Not in use                                29,245
_________________________________________________________________________

Closing Value of Goodwill

The value of Goodwill at 31 December 2006 is attributed to the remaining value of the business and is tested for impairment accordingly.


Long-lived assets, including identifiable intangibles are regularly reviewed for impairment, whenever events or changes in circumstance indicate that the balance sheet carrying amount of the asset may not be recoverable. In order to assess if there is any impairment, estimates are made of the future cash flows expected to result from the use of the asset and its eventual disposal. Goodwill and in-process research and development and acquired development projects that are not yet ready for use are subject to impairment review at least annually. Other long-lived assets are reviewed when there is an indication that an impairment may have occurred. If the balance sheet carrying amount of the asset exceeds the higher of its value in use to Vernalis or its anticipated fair value less cost of sale, an impairment loss for the difference is recognised. The impairment analysis is principally based upon estimated discounted future cash flows. Actual outcomes could vary significantly from such estimates of discounted future cash flows. Especially, the development of discounted future cash flows for intangible assets under development involves highly sensitive assumptions specific to the nature of the Group's activities such as:

   - Outcome of research & development activities (compound efficacy, results of clinical trials, etc.)
   - Probability of obtaining regulatory approval
   - Long-term sales forecast period of up to 20 years
   - Selling price erosion rates after the end of patent protection due to generic competition
   - Behaviour of competitors (launch of competing products, marketing initiatives etc.)
   - The availability of sufficient funding to develop the programme in-house


Value in use calculations are generally utilised to calculate recoverable amount. Value in use is calculated as the net present value of the projected risk-adjusted, post-tax cash flows of the cash generating unit (being the related products) relating to the intangible asset, and applying a discount rate of the Group post-tax weighted average cost of capital of approximately 12%. This approximates to applying a pre-tax discount rate to pre-tax cash flows. The cash flows projected are over the expected useful lives of the products which extend over the period of the licences or patents.


The determination of these underlying assumptions relating to the recoverability of intangible assets is subjective and requires the exercise of considerable judgement. Any changes in key assumptions about our business and prospects, or changes in market conditions, could result in an impairment change.


7. Trade and other receivables


                                                       2006       2005
                                                     GBP000     GBP000
______________________________________________________________________

Trade receivables                                     3,049      2,292
Interest receivable                                     600        524
Research and development tax credits                  5,046      3,996
Other receivables                                       643     12,969
Prepayments and accrued income                        2,984      4,232
______________________________________________________________________

Current trade and other receivables                  12,322     24,013
______________________________________________________________________


Other receivables at 31 December 2005 includes GBP8,662,000 in relation to the fair value of the $15 million receivable from Endo. This amount was received in August 2006. During the year an exchange loss of GBP701,000 and an implicit interest receipt of GBP74,000 linked to the unwinding of the discount have been recognised in the income statement in relation to this asset.


8. Borrowings

                                                         2006        2005
                                                       GBP000      GBP000
_________________________________________________________________________

US dollar secured loan                                 13,544      30,839
Obligations under finance leases                          262          99
_________________________________________________________________________

Non-current borrowings                                 13,806      30,938

US dollar secured loan                                 14,927           -
Obligations under finance leases                          147          33
_________________________________________________________________________

Current borrowings                                     15,074          33
_________________________________________________________________________

Total borrowings                                       28,880      30,971
_________________________________________________________________________

Borrowings included above are repayable as
follows:
Under one year                                         15,074          33
Over one and under two years                            6,847           -
Over two and under five years                           6,959      30,938
_________________________________________________________________________

                                                       28,880      30,971
_________________________________________________________________________


The US dollar secured loan relates to $50 million borrowed from Endo, net of the finance charges of GBP0.2 million, and interest payable of $6.1 million (GBP3.1 million) which the Group has elected to roll up into the loan at December 2005 and December 2006. It is secured against all royalty and milestone income receivable by Vernalis in respect of the licence deal with Endo. Endo have the right to offset half the royalty payments and milestones payable to Vernalis against the loan from 2007. The weighted average interest rate is 5 per cent fixed for the term of the loan.


The minimum lease payments under finance leases fall due as follows:

                                                         2006        2005
                                                       GBP000      GBP000
_________________________________________________________________________

Not later than one year                                    21          28
_________________________________________________________________________

Future finance charges on finance leases                   21          28
Present value of finance lease liabilities                409         132


The minimum lease payments of GBP21,000 relate to the fleet of vehicles that are maintained for the US sales force with an initial contract term of 12 months from acquisition. The company has capitalised the rental cost for the entire contract length, being 60 months, because if the rental is terminated before that date, any loss or gain on disposal is attributable to Vernalis.


9. Trade and other liabilities

                                                         2006        2005
                                                       GBP000      GBP000
_________________________________________________________________________

Royalty buy out from GSK (a)                            2,508       2,788

Deferred consideration                                  4,056       4,624
_________________________________________________________________________

Non-current trade and other liabilities                 6,564       7,412
_________________________________________________________________________

Trade payables                                          2,894       3,975
Taxation and social security payable                      345         301
Other payables (b)                                          9       3,626
Accruals                                                6,055       7,825
Deferred consideration for acquisitions                 6,002       7,244
_________________________________________________________________________

Current trade and other liabilities                    15,305      22,971
_________________________________________________________________________

Total trade and other liabilities                      21,869      30,383
_________________________________________________________________________


a) The royalty payment to GlaxoSmithKline (GSK) relates to the fair value of payments conditionally due under the agreement of December 2000 to buy out royalties due to GSK on sales of Frova(R). The Group is committed to making one further annual payment of $5 million, the first having been made in September 2002. A fifth payment of $5 million is due 90days after cumulative global sales exceed $300 million. During 2006, an exchange gain of GBP0.3million and an implicit interest charge of GBP0.1 million have been recognised in the income statement. The weighted average period cannot be calculated due to the payment being conditional on future events. The directors estimate that this will be during 2008.


b) Included within other payables (and other receivables) in the year ended 2005 is GBP3,592,000 (CAD$7,204,000) relating to tax-assisted finance that was completed by Cita NeuroPharmaceuticals Inc. on 23 December 2004. This arrangement unwound on 6 January 2006. Also included within other payables is GBP7,000 (2005: GBP34,000) in relation to money-purchase pension contributions payable.


10. Post-balance Sheet Events

There have been no material post-balance sheet events.

12 March 2007

    Vernalis plc Announces Pricing and Reimbursement for Frova(R) in France

WINNERSH, U.K., 12 March, 2007 -- Vernalis plc (LSE: VER, Nasdaq: VNLS) today announces that its partner, Menarini, has received pricing and reimbursement for Frova(R) in France. Following launch in France planned for later this month, Menarini will market Frova(R) in all of the major European pharmaceutical markets.

Frova(R) (frovatriptan succinate tablets) is a selective 5-HT1B/1D receptor agonist approved as an acute oral treatment for migraine headache and its associated symptoms. Frova(R) belongs to the triptan class of drugs and is distinguished from other triptans by its long half-life. As a result of this distinguishing feature, Frova(R) is also being developed for the short-term prevention of menstrual migraine (MM), a form of migraine that affects 12 million women in the U.S. alone.

Simon Sturge, CEO of Vernalis, commented:

"We are delighted that our partner Menarini has achieved pricing and reimbursement for Frova(R) in France, one of the major pharmaceutical markets. We are also looking forward to further potential opportunities to expand the label for the product to include prevention of menstrual migraine, both in Europe, where Menarini plans to file an application later in the year, and in the U.S., where we expect a decision about our Supplemental New Drug Application
(sNDA) from the FDA in May."

Frova in U.S. and Europe

Vernalis co-promotes Frova(R) in the U.S. with its partner Endo Pharmaceuticals Inc. In Europe, frovatriptan is currently marketed in 13 countries by Menarini with a new launch expected in France in 1Q 2007. The drug was approved throughout the then 15 member states of the European Union via the mutual recognition procedure (MRP) in January 2002. In 2006, Menarini launched frovatriptan in Slovakia, Finland, Czech Republic, Slovenia, Portugal, Switzerland and all seven Central American countries. They received approval for the drug in Turkey, with a launch planned in 1Q 2007, and also applied for marketing authorisation in Russia, with approval expected 1H 2007.

Frova for intermittent, short-term prevention of Menstrual Migraine (MM)

Vernalis has completed a series of studies aimed at obtaining approval for Frova
(R) for the intermittent, short-term prevention of MM and Vernalis' partner, Endo, filed a sNDA in the US with the FDA in July 2006. The FDA has accepted this submission and has informed the companies that it will provide its response by 19 May 2007 (the PDUFA date) which is ten months after the sNDA submission date. If this application is successful, a $40 million milestone is due to Vernalis from Endo, though Endo reserves the right to pay $20 million in cash and retain the remaining $20 million as partial payment due on its outstanding loan to Vernalis. In 2H 2007 Menarini plans to submit an application to extend the current indication to include prevention of menstrual migraine throughout Europe under the mutual recognition procedure with France acting as the reference member state. If successful, it would lead to an extension of the existing indication for acute treatment in 25 EU countries.

Frova(R) is approved for the treatment of migraines in adults. The most common adverse events include dizziness, fatigue, paresthesia, flushing, and headache.

                                   -- ends --


Enquiries:
Vernalis plc                                            +44 (0) 118 977 3133
Simon Sturge, Chief Executive Officer
Tony Weir, Chief Financial Officer
Julia Wilson, Head of Corporate Communications

Brunswick Group                                         +44 (0) 20 7404 5959
Jon Coles
Justine McIlroy

Lazar Partners Ltd
Gregory Gin                                             212-867-1762


Notes to Editors


About Vernalis

Vernalis is a speciality bio-pharmaceutical company focused on products marketed to specialist neurologists. The company has two marketed products, Frova(R) and Apokyn(R), and a development pipeline focused on central nervous system disorders. The company has eight products in registration/clinical development and collaborations with leading, global pharmaceutical companies including Novartis, Biogen Idec and Serono. Vernalis has established a US commercial operation to promote Apokyn(R) and co-promote Frova(R) alongside its North American licensing partner, Endo Pharmaceuticals, progressing the company towards its goal of becoming a sustainable, self-funding, R&D-driven, speciality bio-pharmaceutical company. For further information about Vernalis, please visit: www.vernalis.com



+-------+-----------+-----+-----+-----+------------+------+------------+
|Product|Indication |Phase|Phase|Phase|            |      |Marketing   |
|       |           |     |     |     |            |      |Rights      |
|       |           |  I  | II  | III |Registration|Market|            |
|       |           |     |     |     |            |      |            |
|       |           |     |     |     |            |      |            |
+-------+-----------+-----+-----+-----+------------+------+------------+
|Apokyn |Parkinson's|     |     |     |            |  x   |North       |
|(R)    |Disease    |     |     |     |            |      |America     |
|       |           |     |     |     |            |      |            |
+-------+-----------+-----+-----+-----+------------+------+------------+
|Frova  |Migraine   |     |     |     |            |  x   |US          |
|(R)    |           |     |     |     |            |      |milestones &|
|       |           |     |     |     |            |      |royalties - |
|       |           |     |     |     |            |      |Endo        |
|       |           |     |     |     |            |      |(EU -       |
|       |           |     |     |     |            |      |royalties)  |
+-------+-----------+-----+-----+-----+------------+------+------------+
|Frova  |Menstrual  |     |     |     |     x      |      |US          |
|(R)    |Migraine   |     |     |     |            |      |milestones &|
|       |Prevention |     |     |     |            |      |royalties - |
|       |           |     |     |     |            |      |Endo        |
|       |           |     |     |     |            |      |(EU -       |
|       |           |     |     |     |            |      |royalties)  |
+-------+-----------+-----+-----+-----+------------+------+------------+
|V1512  |Parkinson's|     |  x  |     |            |      |Worldwide   |
|       |Disease    |     |     |     |            |      |(excl.      |
|       |           |     |     |     |            |      |Italy)      |
+-------+-----------+-----+-----+-----+------------+------+------------+
|V10153 |Ischaemic  |     |  x  |     |            |      |Worldwide   |
|       |stroke     |     |     |     |            |      |            |
+-------+-----------+-----+-----+-----+------------+------+------------+
|V1003  |Acute Pain |     |  x  |     |            |      |US Profit   |
|       |           |     |     |     |            |      |share Option|
|       |           |     |     |     |            |      |Reckitt     |
|       |           |     |     |     |            |      |Benckiser   |
+-------+-----------+-----+-----+-----+------------+------+------------+
|V3381  |Neuropathic|     |  x  |     |            |      |Worldwide   |
|       |Pain       |     |     |     |            |      |            |
+-------+-----------+-----+-----+-----+------------+------+------------+
|V2006  |Parkinson's|  x  |     |     |            |      |US          |
|       |Disease    |     |     |     |            |      |Co-promotion|
|       |           |     |     |     |            |      |Biogen Idec |
+-------+-----------+-----+-----+-----+------------+------+------------+
|MMPI   |Multiple   |  x  |     |     |            |      |Royalties - |
|       |Sclerosis  |     |     |     |            |      |Serono      |
+-------+-----------+-----+-----+-----+------------+------+------------+
|V24343 |Obesity    |  x  |     |     |            |      |Worldwide   |
+-------+-----------+-----+-----+-----+------------+------+------------+



Vernalis Forward-Looking Statement

This news release may contain forward-looking statements that reflect the Company's current expectations regarding future events including the clinical development and regulatory approval of the Company's products, the Company's ability to find partners for the development and commercialisation of its products, as well as the Company's future capital raising activities. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including the success of the Company's research strategies, the applicability of the discoveries made therein, the successful and timely completion of clinical studies, the uncertainties related to the regulatory process, the ability of the Company to identify and agree beneficial terms with suitable partners for the commercialisation and/or development of its products, as well as the achievement of expected synergies from such transactions, the acceptance of Frova(R) and Apokyn(R) and other products by consumers and medical professionals, the successful integration of completed mergers and acquisitions and achievement of expected synergies from such transactions, and the ability of the Company to identify and consummate suitable strategic and business combination transactions.

                                News Release


For Immediate Release


March 16, 2007


              ENDO AND VERNALIS PLC ANNOUNCE THREE-MONTH EXTENSION

                        OF PDUFA DATE FOR FROVA(R) SNDA


CHADDS FORD, Pa., and WINNERSH, U.K., March 16, 2007 - Endo Pharmaceuticals Holdings Inc. (Nasdaq: ENDP) and Vernalis plc (LSE: VER, Nasdaq: VNLS) today announced that the U.S. Food and Drug Administration (FDA) has informed the companies that it will require an additional three months to review Endo's previously submitted Supplemental New Drug Application (sNDA) for Frova(R) (frovatriptan succinate) 2.5 mg tablets for the expanded indication of short-term prevention of menstrual migraine (MM). The agency now anticipates completing its review of this application on or before August 19, 2007. As previously disclosed, the original PDUFA (Prescription Drug User Fee Act) review date was May 19, 2007.


The companies noted that the FDA's request relates solely to the presentation of the data and not its content and that no additional data have been requested.


"We look forward to working with the FDA to expand Frova(R)'s indication and bring this important new prophylactic treatment for menstrual migraine to market," said Peter A. Lankau, President and Chief Executive Officer of Edno. He added that the PDUFA date extension would have no impact on Endo's 2007 financial guidance.

Contacts:
Endo Pharmaceuticals Inc
Bill Newbould                                           (610) 558-9800

Vernalis plc                                            +44 (0) 118 977 3133
Simon Sturge, Chief Executive Officer
Tony Weir, Chief Financial Officer
Julia Wilson, Head of Corporate Communications

Brunswick Group                                         +44 (0) 20 7404 5959
Jon Coles
Justine McIlroy

Lazar Partners Ltd
Gregory Gin                                             (212) 867-1762


Important Information about Frova(R)

Frova(R) was approved by the FDA on November 8, 2001 for the acute treatment of migraine attacks with or without aura (subjective symptoms at the onset of a migraine headache) in adults. Frova(R) is generally well tolerated, with a side-effect profile that is typical of the triptan class of drugs. Frova(R) is indicated for the acute treatment of migraine attacks with or without aura in adults where a clear diagnosis of migraine has been established. Frova(R) is not intended for the prophylactic therapy of migraine or for use in the management of hemiplegic or basilar migraine. The safety and effectiveness of Frova(R) have not been established for cluster headache, which is present in an older, predominantly male population.

Frova(R) should not be given to patients with cerebrovascular syndromes, peripheral vascular disease, uncontrolled hypertension, ischemic heart disease, or to patients who have symptoms or findings consistent with ischemic heart disease, coronary artery vasospasm, including Prinzmetal's variant angina or other significant underlying cardiovascular disease. Frova(R) should not be given to patients within whom unrecognized coronary artery disease is predicted by the presence of risk factors without a prior cardiovascular evaluation.

The most common adverse events (greater than or equal to 4%) include dizziness, fatigue, paresthesia, flushing, and headache.

The FDA-approved dosing for Frova(R) is one 2.5 mg tablet up to three times within a 24-hour period. Frova(R) is not currently approved by the FDA for any indications other than for the treatment of acute migraine headaches, and its safety and efficacy in other indications have not been established.

About Endo


Endo Pharmaceuticals Holdings Inc. is a fully integrated specialty pharmaceutical company with market leadership in pain management products. Through its wholly owned Endo Pharmaceuticals Inc. subsidiary, the company researches, develops, produces and markets a broad product offering of both branded and generic pharmaceuticals, meeting the needs of healthcare professionals and consumers alike. More information, including this and past press releases of Endo Pharmaceuticals Holdings Inc., is available online at www.endo.com.


About Vernalis

Vernalis is a speciality bio-pharmaceutical company focused on products marketed to specialist neurologists. The company has two marketed products, Frova(R) and Apokyn(R), and a development pipeline focused on central nervous system disorders. The company has eight products in registration/clinical development and collaborations with leading, global pharmaceutical companies including Novartis, Biogen Idec and Serono. Vernalis has established a U.S. commercial operation to promote Apokyn(R) and co-promote Frova(R) alongside its North American licensing partner, Endo Pharmaceuticals, progressing the company towards its goal of becoming a sustainable, self-funding, R&D-driven, speciality bio-pharmaceutical company. For further information about Vernalis, please visit: www.vernalis.com

Endo Forward-Looking Statement

This press release contains forward-looking statements, within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on management's beliefs and assumptions, current expectations, estimates and projections. Statements that are not historical facts, including statements which are preceded by, followed by, or that include, the words "believes," "anticipates," "plans," "expects" or similar expressions and statements are forward-looking statements. Endo's estimated or anticipated future results, product performance or other non-historical facts are forward-looking and reflect Endo's current perspective on existing trends and information. Many of the factors that will determine the Company's future results are beyond the ability of the Company to control or predict. These statements are subject to risks and uncertainties and, therefore, actual results may differ materially from those expressed or implied by these forward-looking statements. The reader should not rely on any forward-looking statement. The Company undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise. Several important factors, in addition to the specific factors discussed in connection with these forward-looking statements individually, could affect the future results of Endo and could cause those results to differ materially from those expressed in the forward-looking statements contained in this press release. Important factors that may affect future results include, but are not limited to: market acceptance of the Company's products and the impact of competitive products and pricing; dependence on sole source suppliers; the success of the Company's product development activities and the timeliness with which regulatory authorizations and product launches may be achieved; successful compliance with extensive, costly, complex and evolving governmental regulations and restrictions; the availability on commercially reasonable terms of raw materials and other third party manufactured products; exposure to product liability and other lawsuits and contingencies; dependence on third party suppliers, distributors and collaboration partners; the ability to timely and cost effectively integrate acquisitions; uncertainty associated with pre-clinical studies and clinical trials and regulatory approval; uncertainty of market acceptance of new products; the difficulty of predicting FDA approvals; risks with respect to technology and product development; the effect of competing products and prices; uncertainties regarding intellectual property protection; uncertainties as to the outcome of litigation; changes in operating results; impact of competitive products and pricing; product development; changes in laws and regulations; customer demand; possible future litigation; availability of future financing and reimbursement policies of government and private health insurers and others; and other risks and uncertainties detailed in Endo's filings with the Securities and Exchange Commission, including its Form 10-K filed with the SEC on March 1, 2007. Readers should evaluate any statement in light of these important factors.


Vernalis Forward-Looking Statement

This news release may contain forward-looking statements that reflect the Company's current expectations regarding future events including the clinical development and regulatory approval of the Company's products, the Company's ability to find partners for the development and commercialisation of its products, as well as the Company's future capital raising activities. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including the success of the Company's research strategies, the applicability of the discoveries made therein, the successful and timely completion of clinical studies, the uncertainties related to the regulatory process, the ability of the Company to identify and agree beneficial terms with suitable partners for the commercialisation and/or development of its products, as well as the achievement of expected synergies from such transactions, the acceptance of Frova(R) and Apokyn(R) and other products by consumers and medical professionals, the successful integration of completed mergers and acquisitions and achievement of expected synergies from such transactions, and the ability of the Company to identify and consummate suitable strategic and business combination transactions.

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Vernalis Plc


2. Reason for the notification (please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: ( X )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )


3. Full name of person(s) subject to the notification obligation:

Amvescap Plc


4. Full name of shareholder(s) (if different from 3.) :



5. Date of the transaction (and date on which the threshold is crossed or reached if different):

16th March 2007.


6. Date on which issuer notified:

21st March 2007


7. Threshold(s) that is/are crossed or reached:

27%, 28%


8. Notified details:



A: Voting rights attached to shares

Class/type of shares if possible         Situation previous to the
using the ISIN CODE                       Triggering transaction
                                     Number of     Number of voting
                                     shares        Rights

Ordinary 5p Shares                   87,329,735    87,329,735
(GB0032750324)

Resulting situation after the triggering transaction

Class/type of shares Number of shares  Number of voting rights    % of voting rights
if possible using
the ISIN CODE        Direct            Direct     Indirect        Direct    Indirect

Ordinary 5p
Shares               87,899,509                   87,899,509                28.05%
(GB0032750324)


B: Financial Instruments

Resulting situation after the triggering transaction

Type of     Expiration Date  Exercise/Conversion Number of voting     % of voting
financial                    Period/ Date        rights that may be   rights
instrument                                       acquired if the
                                                 instrument is
                                                 exercised/
                                                 converted.





Total (A+B)
Number of voting       % of voting
rights                 rights

87,899,509             28.05%


9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

Bank of Ireland Dublin                                               1,139,830
Chase Nominees                                                       3,265,690
Vidacos Nominees Ltd                                                67,791,868
HSBC Bank plc (London)                                                 391,950
State Street Trust & Banking Co (London)                            14,104,368
Northern Trust Company (London)                                      1,205,803


Proxy Voting:


10. Name of the proxy holder:



11. Number of voting rights proxy holder will cease to hold:



12. Date on which proxy holder will cease to hold voting rights:



13. Additional information:



14. Contact name:

JAD Slater, General Counsel & Company Secretary


15. Contact telephone number:

0118 977 3133.


                                Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




Date: April, 02, 2007                              Vernalis PLC
                                                   (Registrant)



                                                    By:______________
                                                       Tony Weir
                                                       Chief Financial Officer